John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

November 12, 2008

Sally Samuel, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account N
File Nos. 811-5130, 333-152409
Pre-Effective Amendment No. 2

Dear Ms. Samuel:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 2 to the Form N-6 Registration Statement of John Hancock Life Insurance Company (U.S.A.) Separate Account N (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) (“Depositor”).

The above-referenced registration statement relates to the Corporate VUL (“CVUL”) product. The sole purpose of this filing is to correct an administrative error we discovered in Pre-Effective Amendment No. 1, filed with the Staff on November 10, 2008 (Accession No.: 0001193125-08-231135). Pre-Effective Amendment No. 1 contains the Audited Separate Account financials for Separate Account A rather than the financials for Separate Account N. The enclosed submission includes the Audited Financial Statements for Separate Account N.

Tandy Comment

Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

We hereby request an order to accelerate the effectiveness of the above-referenced amendment to November 12, 2008 or as soon as possible thereafter. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli

Enclosure